UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
BALLY TOTAL FITNESS HOLDING CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	36-3228107
(State of Incorporation or Organization)	(I.R.S. Employer
Identification No.)
8700 West Bryn Mawr Avenue	60631
Chicago, Illinois	(Zip Code)
(Address of Principal
Executive Offices)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates: 001-13997
Securities to be registered pursuant to Section 12(b) of the Act:
Series B Junior Participating Preferred Stock Purchase Rights
(Title of Class)
Securities to be registered pursuant to Section 12(g) of the Act:
None

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
     On October 18, 2005 the Board of Directors (“Board”) of Bally Total Fitness Holding Corporation (“Bally”) adopted a Stockholder Rights Plan (the “Rights Plan”).
     In connection with the Rights Plan, the Board of Bally declared a dividend of one preferred share purchase right (the “Rights”) for each outstanding share of common stock, par value $0.01 per share (the “Common Shares”), of Bally outstanding at the close of business on October 31, 2005 (the “Record Date”). Each Right will entitle the registered holder thereof, after the Rights become exercisable and until the Final Expiration Date (as defined below) (or the earlier redemption, exchange or termination of the Rights), to purchase from Bally one one-thousandth (1/1000th) of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Shares”), at a price of $13.00 per one one-thousandth (1/1000th) of a Preferred Share, subject to certain anti-dilution adjustments (the “Purchase Price”). Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (an “Acquiring Person”) or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate. The Rights will be transferred with and only with the Common Shares until the Distribution Date or earlier redemption or expiration of the Rights. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights will at no time have any voting rights.
     Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of 1,000 times the dividend, if any, declared per Common Share. In the event of liquidation, dissolution or winding up of Bally, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of $1,000 per share plus any accrued but unpaid dividends but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share. Each Preferred Share will have 1,000 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. Preferred Shares will not be redeemable. These rights are protected by customary anti-dilution provisions. Because of the nature of the Preferred Share’s dividend, liquidation and voting rights, the value of one one-thousandth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.
     In the event that a Person becomes an Acquiring Person or if Bally were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise, and in lieu of receiving Preferred Shares, that number of Common Shares having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, Bally were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, and in lieu of receiving Preferred Shares, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.
     At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Shares, the Board may cause Bally to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for Common Shares at an exchange rate of one Common Share per Right (subject to adjustment).
     The Rights may be redeemed in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”) by the Board at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     The Rights expire on July 15, 2006 unless the Rights are previously redeemed, exchanged or terminated or unless the continuation of the Rights is previously approved by the stockholders of the Company by a vote of the majority of the shares present and entitled to vote at a stockholders meeting prior to July 15, 2006 (the “First Meeting”). If the stockholders approve the continuation of Rights at the First Meeting, the Final Expiration Date will be October 18, 2015, subject to stockholder ratification of the Rights Plan by a vote of the majority of shares present and entitled to vote at a stockholders meeting to be held every subsequent two years no later than July 31 of the applicable year beginning in 2008. In 2004, the Company agreed with stockholders to adopt a Rights Policy giving it the ability to implement a Rights Plan without prior stockholder approval if the Independent Directors on the Board determined the delay attendant to prior stockholder approval of the Rights Plan was not in the best interests of the Company’s stockholders and if it submitted the Rights Plan to a vote of stockholders on the later of its next annual meeting date or 270 days after adoption.
     The Purchase Price payable, and the number of one one-thousandths of a Preferred Share or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of Bally for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Bally beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.
     Any of the provisions of the Rights Agreement dated as of October 18, 2005 between LaSalle National Bank (the “Rights Agent”) and Bally (the “Rights Agreement”) may be amended by the Board of Directors of Bally for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, Bally may amend or supplement the Rights Agreement in any manner that does not adversely affect the interests of the holder of the Rights.

     One Right will be distributed to stockholders of Bally for each Common Share owned of record by them on the Record Date. As long as the Rights are attached to the Common Shares, Bally will issue one Right with each new Common Share so that all such shares will have attached Rights. The Company has agreed that, from and after the Distribution Date, Bally will initially reserve 100,000 Preferred Shares for issuance upon exercise of the Rights.
     The Rights Plan is designed to preserve the rights of all stockholders and to ensure investors realize the long-term value of their investment in the Company. The Board has been discussing the Rights Plan with its advisors for some time and approved its adoption subject to obtaining consent from the Company’s lenders, which has now been obtained. The Rights Plan has been adopted in light of the significant accumulations of the Company’s Common Shares in recent months and is not a response to any proposed takeover or other transaction. The adoption of the Rights Plan will not foreclose a fair acquisition bid for the Company or any other capital transaction, nor will it preclude any stockholder’s ability to nominate directors. The Rights Plan is intended to prevent an outside party from attempting to acquire the Company or its equity at prices that do not reflect the Company’s true long-term value.
     The Board believes the Rights Plan will help create a level playing field, allowing all investors to make informed decisions based on greater visibility into the Company’s operational and financial performance. The Rights Plan provides prudent protection and is particularly important at this time because the Company’s financial statements for the first nine months of 2005, the year ended December 31, 2004 and for the prior years that are being restated, have not yet been issued. The Board believes stockholders should have and review such financial information before evaluating proposals from the Company or third parties.
     On October 18, 2005, a Certificate of Designations (the “Certificate of Designations”) setting forth the terms of the Preferred Shares was filed with the Delaware Secretary of State.
     The Certificate of Designations setting forth the terms of the Preferred Shares and the Rights Agreement specifying the terms of the Rights are attached hereto as Exhibits 3.3 and 4.1, respectively. The foregoing summary is qualified in its entirety by reference to the Certificate of Designations and the Rights Agreement, which are incorporated herein by reference.
Item 2. Exhibits.
     The documents listed below are filed as exhibits to this Registration Statement:

Exhibit Number	Exhibit Title

3.1(1)	Amended and Restated Certificate of Incorporation
3.2(2)	Amended and Restated Bylaws
3.3(3)	Certificate of Designations for Series B Junior Participating Preferred Stock of Bally Total Fitness Holding Corporation
4.1(3)	Rights Agreement, dated as of October 18, 2005, between Bally Total Fitness Holding Corporation and LaSalle Bank National Association, as Rights Agent, including the form of Certificate of Designations of the Series B Junior Participating Preferred Stock of Bally Total Fitness Holding Corporation as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C.

(1)	Incorporated by reference to Bally’s Form S-1 filed with the Securities and Exchange Commission on January 3, 1996.

(2)	Incorporated by reference to Bally’s Form 8-K filed with the Securities and Exchange Commission on May 27, 2005.

(3)	Incorporated by reference to Bally’s Form 8-K filed with the Securities and Exchange Commission on October 18, 2005.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BALLY TOTAL FITNESS HOLDING CORPORATION Registrant

Dated: October 18, 2005	/s/ Marc D. Bassewitz
Marc D. Bassewitz
Senior Vice President, Secretary and General Counsel

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